EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Years Ending December 31,			Nine Months Ending September 30, 2017
	2016	2015	2014
	(In thousands)
Fixed charges:
Interest expense	97	36	—	87
Portion of rental expense which represents interest factor	677	184	44	572

Total fixed charges	774	220	44	659

Earnings available for fixed charges:
Pre-tax income (loss)	(80,824)	(35,816)	(11,120)	(90,159)
Add: fixed charges	774	220	44	659

Deficiency of earnings available to cover fixed charges	(80,050)	(35,596)	(11,076)	(89,500)

Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A

(1)	In each of the periods presented, earnings were not sufficient to cover fixed charges.